Exhibit 99.1

Dr. Reddy's Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 0 34, Telangana, India.
CIN: L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email : mail@drreddys.com www.drreddys.com

July 2, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Transcript of the Investors call conducted on June 26, 2024

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Investor call conducted on June 26, 2024. Also please note that this transcript of the call has been uploaded on our website and is available at the following link.

Weblink: https://www.drreddys.com/cms/cms/sites/default/files/2024-

07/DRL_Nicotinell%20Acquisition%20Investor%20Call%20Transcript_26Jun2024.pdf.

This is for your information and records

Thanking you.

Yours sincerely,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: As above

Dr. Reddy's Laboratories Limited's

Investor Call to discuss acquisition of Nicotinell® and
related brands outside of the US from Haleon plc

June 26, 2024

Management:	Mr. Erez Israeli: Chief Executive Officer
Mr. Parag Agarwal: Chief Financial Officer
Mr. Patrick Aghanian: Head – Europe Generics
Ms. Richa Periwal: Head - Investor Relations & Corporate Analytics

Investor Call Transcript June 26, 2024

Moderator:	Ladies and gentlemen, good day and welcome to the Conference Call. As a reminder, all participant lines will be in the ‘listen-only’ mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing *, then zero on your touchtone phone. Please note that this conference is being recorded.

I, now, hand the conference over to Ms. Richa Periwal. Thank you and over to you, ma'am.

Richa Periwal:	Thank you, Sagar. A very good morning and good evening to all of you and thank you for joining us at such a short notice. Earlier today, we have entered into a definitive agreement with the Haleon plc to acquire Nicotinell and related portfolio.

To discuss the acquisition, we have the leadership team of Dr. Reddy's comprising Mr. Erez Israeli, our CEO, Mr. Patrick Aghanian, our Head of Europe Generics Business, Mr. Parag Agarwal, our CFO and the entire Investor Relations team. This call is being recorded and the playback and transcripts shall be made available on our website soon. Please note that today's call is a copyrighted material of Dr. Reddy's and cannot be rebroadcasted or attributed in press or media outlet without the company's express written consent.

Before I proceed with the call, I'd like to remind everyone that the Safe Harbor contained in today's press release also pertains to this conference call. Now, I hand over the call to Mr. Erez Israeli. Over to you, Erez.

Erez Israeli:	Thank you, Richa. Good morning and good evening to all of you. Thank you for joining this call at such a short notice. Really appreciate it. I'm delighted to announce that, today, we signed an agreement with Haleon plc to acquire the global consumer healthcare portfolio in the Nicotine Replacement Therapy, we also call it NRT, category, in line with our stated strategy. We have consistently maintained that, in addition to focusing on our core business of generics, biosimilars, and API, we would also be investing in growth drivers of the future in three areas. One is access to novel molecules like NCEs, NBEs, and CAR-T, digital therapeutics, and consumer healthcare, including nutrition and OTC wellness products. We have been increasing our presence in consumer healthcare, including two recent acquisitions of women's health portfolio in the US, namely Menolabs® and Premama® for menopause and fertility, respectively, a launch of anti-allergy medication like Histallay® in the UK, and a nutraceutical joint venture with Nestlé India to bring well-known global range of nutraceutical health solutions of Nestlé Health Science to India.

Through these acquisitions, we are adding a market-leading brand, Nicotinell®, along with three local market-leading brands such as Nicabate®, Habitrol®, and Thrive® to our portfolio in all formats, such as lozenge, patch, gum as well as pipeline assets outside of the US. Nicotinell® is the second biggest brand globally, excluding the United States, in the Nicotine Replacement Therapy category. The brands have a successful footprint in 30 plus markets, mostly in eveloped markets like Europe, Canada, Australia, New Zealand, Japan, and with the potential for expansion in emerging markets. Complementing and building on our existing global presence and capabilities, these acquisitions give us a strong footprint in Europe, as well as other global

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Investor Call Transcript June 26, 2024

markets, as well as access to key customers, making this a perfect anchor around which a global OTC platform will be built.

The portfolio has maintained steady sales over the years, with revenues of GBP 217 million generated in 2023. The portfolio also has healthy profitability and is margin-accretive for Dr. Reddy’s. The acquisition will be for a total consideration of GBP 500 million, including an upfront cash payment of GBP 458 million, an earn-out payment of up to GBP 42 million, payable in calendar year of 2025 and 2026.

This acquisition will be funded through internal accruals. The closing of the transaction is subject to satisfactory completion of customary conditions and regulatory approvals. The transaction is expected to close in early Q4 of calendar year 2024.

Operations will move to us in a phased manner and we will leverage established supplier relationships to ensure seamless transition. While the focus over the next few quarters will be on successful integration of this acquisition, leveraging our strong balance sheet and healthy cash flow that will continue to be generated, we will continue to identify and evaluate valuecreating inorganic opportunities and business deals across geographies, including India.

We have made progress on our pipeline and over the next two to three years, we are planning certain key launches, with a significant revenue contribution from complex generics, including peptides, and biosimilars.

Our in-house R&D efforts will also be complemented by collaborations. In recent months, we have successfully concluded multiple strategic collaborations for near-term and long-term business drivers, such as a deal to market Sanofi's vaccines and Bayer's heart failure drug in India, strengthening our long-term collaboration with Amgen in India, initiated a joint venture with Nestlé India for nutritional products, with Alvotech for their biosimilar, denosumab, in the US, UK and Europe, with Theranica for a drug-free migraine management device in Nerivio® in India, South Africa, and multiple markets in Europe.

This deal marks an important milestone in building global consumer health care business and takes us a step closer towards our medium to long-term goals. I would like to reiterate that the acquisition of global portfolio, including brand Nicotinell®, is a logical extension of our efforts in consumer healthcare or OTC, in the recent years. I'm looking forward to strong execution and to continued growth and momentum in the base business, as well as seamless integration of acquired assets in the coming quarters.

With this, I would like to open the floor for questions and answers.

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Investor Call Transcript June 26, 2024

Moderator:	Thank you very much. We will now begin the question and answer session. Our first question is from the line of Kunal Dhamesha from Macquarie. Please go ahead.

Kunal Dhamesha:	Hi, thank you for the opportunity. The first question is on the profitability of the acquired business. While we have said that it is accretive to our profitability, can you provide some color as to what has been the EBITDA margin or operating margin for this business and how it has moved in the last three years?

Erez Israeli:	Yes, thank you, Kunal. This asset is very profitable. We are going to use some of this profit also for investment in the brand asset. We believe that there is an opportunity to grow the brand as well as there are certain considerations of expenses that we'll have to incur at the beginning. So if you add all of that, it should be in line of our normal guidelines, even maybe a plus of it, of the 25%.

Kunal Dhamesha:	Sure. And secondly, when you look at our current OTC business, the first part is what is the size of our current OTC business? And if you can give some color as to how it is split between US and other than US market? And then how does this acquisition fit into our current piece of OTC business? Do you see any cost synergies coming out of it and the revenue synergies coming out of it?

Erez Israeli:	Sure. So it's primarily complementary to what we have. We have about $140 million of business today in OTC across markets. This is, by design, complementary to this effort. This deal is not including the US. So this deal is primarily outside of the US, especially in markets in which we have OTC but it's not as big and strong.

And it can serve as a platform because now you have access to customers and access to markets and access to talent, that allows you to bring more products. So I'm just, Kunal, using your questions to explain. We call it an ‘anchor deal’, meaning that around that we can continue to add assets to it, because we have the basic capabilities to invest behind it. So, it's primarily complementary.

And the main synergies will come by the ability to grow the assets, to use it as a platform for additional products, and to go to markets in which we are now do not have the relevant presence, for example, India, China, and other markets like that.

Kunal Dhamesha:	So it is more like what we have been doing with our generics portfolio - utilizing it for the US portfolio, utilizing it for the other markets, similar kind of cross-selling opportunities - is it the way to see it?

Erez Israeli:	Yes, so we can absolutely use this portfolio for other markets. Absolutely.

Kunal Dhamesha:	Sure.

Parag Agarwal:	Kunal, I just want to clarify that Erez mentioned that our current OTC business is about $140 million. That's in our North American business. Globally, our OTC business is approximately 10% of our total business, which is in excess of $300 million. I hope that clarifies.

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Investor Call Transcript June 26, 2024

Moderator:	Thank you. Our next question is from the line of Neha Manpuria from Bank of America. Please go ahead.

Neha Manpuria:	Yeah, hi. I hope I'm audible. Sir, on the platform that we've acquired, how do you think this can grow? And if I were to take a slightly longer view on the entire OTC business, from the current $300 million, with the Nestlé portfolio, the menopause acquisition in the US, how big can OTC be for Dr. Reddy's, let's say, in fiscal '27, fiscal '28? How should we think about the size of this, potential of this business, including the acquisition in a few years from now?

Erez Israeli:	Yes, so obviously, we are aiming for a very sizable opportunity. So, it depends on the timeframe that we are discussing. So for the initial part of your question, this type of business was not a priority for Haleon. And they did not invest much in this business. We believe that there is an opportunity to grow this business by investing in it. That's why I also guided for the 25%. We want to use some of the money to invest in it. And, this is in the current geographies.

In addition to that, there is ability to come to other geographies, especially in Asia. And if you add the other components of the OTC, like you mentioned Nestlé stuff, this is, of course, is adding hundreds of millions of dollars to this, but some of it will build over time, because these are brands that needs to be introduced, being, of course, built organically over time. So what you're going to see, it's a kind of organic growth of those brands. But absolutely, we are aiming for a significant sizable team that one day, I hope, will speak in billions in the OTC after all of those moves will happen.

But in terms of ‘26, ‘27, ‘28, it's about moderate growth on the introductions, the activities in products that we did not launch yet will not impact significantly by that period of time. It will take more time for them.

Neha Manpuria:	So essentially, for the existing $300 million base to double, you know, it will take us longer? Is that a fair assumption?

Erez Israeli:	It can be even triple, it's just a matter of what is the time that it will take. The current business is now growing in single digits and we believe that we can grow it faster than what it is. All the places that are related to build new brands, like in the case of Nestlé, this will take more time. Because we need to introduce it and normally, it takes three to four years to establish a good brand in a market like India.

Patrick Aghanian:	My name is Patrick Aghanian and I just wanted to add to what Erez was just mentioning. I think in this category, you need to look at it in two contexts. The first one is the macro drivers, both in developed and developing markets.

Whilst in developed markets, smoking has – classical smoking, meaning tobacco, cigarette smoking, sorry, has declined, it has unfortunately been overtaken by new introductions, such as vaping. And this phenomenon, we see especially amongst younger populations in developed markets. Fortunately, governments are now beginning to take action against vaping and we see our role to play in that.

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In developing markets, where, still, cigarette smoking is very prevalent, sin taxes as imposed by the governments are relatively low, certainly, compared to developed markets, we still see a lot of opportunities in the years ahead, as more and more governments take up the fight against smoking.

Just, to also, mention that, in addition to sin taxes and other regulations, simple legislation such as prohibition of smoking in closed spaces, is also is hugely impactful in terms of driving this category.

Neha Manpuria:	Understood. And Patrick, thank you for that, but just to follow up, Erez also mentioned adding more products to this platform. We already have an allergy medicine, OTC product in Europe. Are there complementary aspects to adding more products? Does the market access help? Is that why the growth will accelerate over time?

Patrick Aghanian:	Sorry, your voice is not so clear. I understood the first part of the question, but not the second part. The first part was, are there any other products? And then, the second part I didn't catch. Sorry about that.

Neha Manpuria:	Does the platform really help to add products, add more assets to it? Does it accelerate the growth of the OTC platform, or does it have operating leverage benefits?

Patrick Aghanian:	Okay, so first of all, this asset comes with a pipeline of new launches. In consumer healthcare space, innovation is, I suppose, critical in any business, but in consumer healthcare as well. So, there is a pipeline of new products, which are already underway. In fact, they have just launched sprays at the beginning of this year in the Nordic countries in Europe. And sprays are indicated, for example, for vaping. And they are going to expand this. Other products are going to be also introduced in the next few years. So there is a pipeline of new products which is coming with this asset.

The second thing about this asset is that it straddles for 30 plus countries. And although the top 12 account for roughly 80% of the business and the top 12 also straddle continents, starting from Canada, all the way to Japan and Australia and New Zealand, the size of these businesses in each of those countries is not small. Meaning this is not an asset where you have one country dominating, and then you have a lot of small countries, which are just as a tail. It's actually very healthy, sizable businesses in each one of those countries.

Third, this is an asset that allows us to interface with retailers, whether its pharmacy chains or mass market retailers. These are very sophisticated operators. And this particular category is very valued by them. It's very valued by them for two reasons. Number one, because it actually promotes health. And this is very important from the point of view of the retailers, for their point of view of self-image, I suppose. And the second reason is because its a very high-priced item for their selection of products. And since we are the number two brand in this category, it positions us very nicely to play a role and also have access to these retailers, which, then of course allows us to leverage other products which we are developing, whether it's in this category or other categories, in order to gain space on the shelf.

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Investor Call Transcript June 26, 2024

Neha Manpuria:	Wonderful. That's very clear. Thank you so much Patrick.

Moderator:	Thank you. The next question is from the line of Abdulkader Puranwala from ICICI Securities. Please go ahead.

Abdulkader Puranwala:	Hi. Thank you for the opportunity. First question is on the asset base. So the revenue part is quite understood. Are you also going to acquire the manufacturing units or some sort of an asset base, along with this entire business?

Patrick Aghanian:	Erez, I can take the question.

Erez Israeli:	Yes. Please take.

Patrick Aghanian:	So, this business is asset light. There is no manufacturing facility, which is associated with this business. It is served by CMOs and these CMOs are located primarily in Europe. The production process for these products is actually a bit complicated and capital intensive. There are not that many suppliers and the relationship is that this business has with the CMOs is longstanding. It stretches for more than 20 years and we look forward to working with those CMOs, in order to drive this business forward in line with our strategic aspiration.

Abdulkader Puranwala:	All right. Understood. And my second question is on what kind of approvals you will require before you close this transaction? I mean, are there any major, stringent government regulations, which can be a potential hurdle for the completion of this acquisition?

Patrick Aghanian:	I don't think we have anybody from legal on the line, but I can take the answer to the question. There are four approvals that we would need. We believe all of them are manageable. They are actually located mostly in emerging markets. Brazil, we need a merger control. Kingdom of Saudi Arabia we need to also and United Arab Emirates another one where we need it. And finally there is one approval that we would need for Sweden, but other than that, there are no other approvals that are necessary for the completion of this transaction.

Abdulkader Puranwala:	Got it, sir. Thank you.

Moderator:	Thank you. Our next question is from the line of Damayanti Kerai from HSBC Securities and Capital Markets India Private Limited. Please go ahead.

Damayanti Kerai:	Hi, thank you for the opportunity. My question is regarding the initial cost or investment, which you might require to grow this particular franchise. So can you quantify what kind of spend you are foreseeing for this franchise? And with scale-up, do you think the margins can improve significantly from the current level, which you indicated at around 25%?

Patrick Aghanian:	So, I can try to answer this question. But first before I try to answer your question, I'd like to speak a little bit about the specifics of this business. I feel you need to know a little bit, why it is such an attractive asset so that you may appreciate what I'm about to answer to your question.

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Investor Call Transcript June 26, 2024

First of all, this is a business which by its very nature is very complex for the consumer. The consumer has a psychological factor at play, when they are taking this therapy to stop smoking. They know it's harmful for them, but they still do it. And it takes anywhere between 8 to 30 attempts during their lifetime. I repeat again, there are different sources, but the data that at least we have analyzed shows that there are anywhere between 8 to 30 attempts during their lifetime, before a consumer successfully quits smoking. So we see a very long-term play here with this category.

As already mentioned, this business has not been a priority for Haleon for a while and therefore, the investments have been kept at a level which is low. And for us to grow this business and also to address the unmet needs, we know that they exist - whether existing unmet needs or future unmet needs, for example, vaping I mentioned earlier. Clearly, we have to invest more and increase the level of investment which we plan to do in line with what our aspiration is.

So indicatively speaking, we will be increasing our A&P investment, but also our capabilities in terms of understanding the consumer. This is very important. The marketing tools available today were not available 20 years ago. When you're trying to engage a consumer in a very complex psychological dynamic, what was available 20 years ago was a very simple probably 30 second ad on TV and some advertorials. Today, you have a whole gamut of tools at your disposal, some of which are actually very cost effective. They were not so cost effective previously or they didn't exist. So, yes, we will be seeking to invest to grow this business.

Erez Israeli:	And just to add to Patrick and this is why I gathered that it is a margin accretive and it is absolutely within the guidelines that we normally do. We will use that in the same way, meaning for us that, 25% is always a decision, not an outcome. Meaning, we want to use the excess of this to invest into the future. And this is where we believe is a sweet spot that is also relevant for the asset. The asset has the potential to go beyond that once we feel that we invest and we put everything in place. So, for the long term for sure. But, in the short term, the idea is that it will be accretive, and it will enable us the growth that we want and the total shareholder return. But at the same time, we want to use the excess to reinvest in this business.

Damayanti Kerai:	Sure. And my second question is very broad on OTC products. So, in OTC, what will be the most important factor, which you should focus to differentiate a product? So like you're number two for this franchise. So, what will differentiate your number two position versus the number one position or number three position?

Patrick Aghanian:	So, first of all this brand, as I already indicated occupies the number two position in the markets that it operates. By the way, in one market, it's actually number one. In the Netherlands, it is number one position. In other markets it's a very strong number two, globally speaking. And it is a very, very resilient business. As I indicated with low levels of A&P support, not only have the volumes and the value being maintained, they have even grown, in some cases, faster than the average for the category.

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Plus, as I already indicated with the consumers going through a cycle of 8 to 30 quit attempts during the lifetime, it's a very sticky business, which is extremely interesting from a marketing point of view. So, we need to build on what has been done in the past. We need to try to engage with existing consumers, who are clearly loyal over the past 20 years or 25 years since this brand is in existence and also try to expand to new consumers.

I mentioned vaping, especially amongst young people. It is a phenomenon that is not very nice to see. People, unfortunately, have the impression that vaping is actually less harmful. It is not the case. There's simply not enough data, yet, but that data is being generated. Anyway, when you speak to governments, clearly, they are beginning to understand that vaping is not as harmless, as the tobacco companies have made it out to be.

So, we also have to start targeting those consumers. I already mentioned that Northstar or the NRT business of Haleon has launched a particular product in the Nordics, specifically with an indication for vaping the spray. That will be expanded to other markets in Western Europe.

Then, there are emerging markets. Already, this business has a good footprint in emerging markets in countries such as Brazil, Korea, in Southeast Asia, for example, Hong Kong, Singapore, etc. There are clearly opportunities there that you see. Saudi Arabia, I already mentioned etc. So, we have to do that build-up and then target new consumers.

Damayanti Kerai:	Sure. That's helpful. Thank you for your response.

Moderator:	Thank you. The next question is from the line of Surya Narayan Patra from Phillip Capital India Private Limited. Please go ahead.

Surya Narayan Patra:	Yes. Thank you for this opportunity. My first question is about the NRT. What is the outlook of NRT? As in clarification to our earlier commentary, that you mentioned NRT is declining in the advanced market but it is progressing in the developing market. Is it right, that understanding? What is the growth outlook here, NRT, as a therapy? And what is its positioning compared to alternate therapy for smoking cessation?

Patrick Aghanian:	If I understood your question the first question. Sorry, I have to repeat it, so that I make sure I understood your question. Your first question was what is the growth prospects? Second, question was what are the alternatives, did I understand you correctly, to NRT?

Surya Narayan Patra:	Yes.

Patrick Aghanian:	Okay. So, first of all, in terms of growth, I thought, I heard you said that there has been a decline. I don't believe, we said, there has been a decline. The category actually has been growing across all geographies in mid-single digits, a little bit lower than mid-single digits. Nevertheless, it's been growing. When you look forward, we believe that this growth will be accelerated. First of all, as I indicated, this business comes with new products, innovation. This business has not had any new launches over the last, I don't know, maybe, seven years, eight years. So it's been starved of new launches. And now we have a pipeline of new launches that are going to be introduced.

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Furthermore, we're going to support the business in terms of additional A&P spend. So, we believe that we're going to accelerate the growth across the different geographies.

As I said, there is also a new segment opening up, which is around vaping. Vaping, as I indicated, is, unfortunately, a big issue that we are seeing in both, the developed and developing markets. We believe that, developing markets will also start targeting classical smoking with additional sin taxes and also more restrictions on where people are allowed to smoke. This will definitely give a further push for people to try quitting to smoke. By the way, the NRT category is officially recommended and approved by the WHO. So this is a very important consideration for us in Dr. Reddy's.

And in terms of alternatives, well, there are alternatives that are available. For example, there are prescription medications such as Bupropion and Varenicline. This is available, but there are prescription drugs. Their mode of action is different, they target the nicotine receptors in the brain. But nevertheless, that's an option. And there are, of course, Behavioral Therapies, which people can use mostly in the area of psychological support and counseling. I hope I've answered your question.

Surya Narayan Patra:	Yes. So my second point was also about that WHO recommendation to include NRT as an essential list of medicine. What does that really mean in the Emerging Markets or markets other than the US? And have you seen any benefit or have you seen any benefit happening to this NRT therapy, post the recommendation in 2020?

Patrick Aghanian:	Sorry, again – if I understood you correctly, you were asking whether this NRT therapy, we see opportunities in developing markets. Did I understand correctly?

Surya Narayan Patra:	No, sorry. I'm repeating my question. Say, how should one read this WHO recommendation that NRT is part of the essential list of medicines? So this has been recommended in 2020. Have you seen any benefit accruing to this NRT? And how should progressively this recommendation should benefit us?

Patrick Aghanian:	Yes, so definitely, the WHO recommendation is what also makes it attractive for a company like Dr. Reddy's. We are a science-based company and we deal with products which are very important in terms of their unmet medical needs. In terms of what we are seeing in emerging markets, we're seeing more-and-more government tenders. So for example, we're seeing pretty big government tenders going up post 2020. The biggest that has happened recently is in Brazil, where this business has won a significant tender with the Brazilian health authorities. But it is also the same, for example, in Saudi Arabia and in other geographies. And we believe there are other geographies where Haleon has not been present. Haleon, being a British company, historically has not been very active in, for example, French-speaking North Africa, such as Algeria, Morocco, Tunisia, etc. Now, we can potentially access those markets through our businesses that we have set up recently in those places. So yes, we do see increased interest by the side of governments.

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Surya Narayan Patra:	Just, last question from my side. It's a clarification, in fact. What you mentioned in the initial commentary that this is a business which will require investment to take it forward. But even after the investment, in terms of the profitability and margins, this will still have margins beyond 25%. Is that understanding right?

Erez Israeli:	Yes, this understanding is right. We are saying always that we are comfortable around the 25% as a decision. And that's what we plan to maintain the business, at least in the initial stage.

Surya Narayan Patra:	Yes. Thank you, sir. Congratulations for the transaction.

Moderator:	Thank you. Our next question is from the line of Bino Pathiparampil from Elara Capital. Please go ahead.

Bino Pathiparampil:	Hi, good evening. I hope you can hear me. First question, how does this product sell? Is it only through direct advertisement to the customer? And are there any regulatory restrictions around that?

Patrick Aghanian:	So, the product is primarily classified as an over-the-counter medication. In some instances, it is also classified as a prescription medication. It depends on the specific country regulation. But in most of the instances, its an over-the-counter medication. In countries, for example, the developed countries, it is sold both in pharmacies as well as outside pharmacies. For example, in supermarkets. For example, in the UK, there is a supermarket chain called Tesco or Sainsbury's. You will find the products in those type of outlets. I hope I answered your question.

Bino Pathiparampil:	Understood. So, does this acquisition come with the necessary marketing and sales team? Because you will need a hybrid team, right? For direct marketing as well as a team for prescription marketing to the physicians. So, does this acquisition come with a team?

Patrick Aghanian:	The transaction involves a combination of a transfer of certain employees from Haleon. I'm sorry, I cannot comment further on that because there is a consultation process in place. Actually, it started with the Works Council. So, that's all I have to say in terms of the transfers from existing employees. And we also have to hire people in addition to that.

Erez Israeli:	No, but the answer to your question is there is not going to be a hybrid as most of the business is OTC. So, we will manage it as OTC. In the countries which will require sales force, which is prescription, we will use either our people or use a partner for that. But it's not a hybrid. In each one of the countries, it's mostly OTC or a prescription, but you don't need a hybrid model.

Bino Pathiparampil:	Understood. Second, the people who get to this product to stop smoking or vaping, how long do they typically use this product for? Do they use it pretty much lifelong? Or is it like a few weeks and then they stop everything, all types of nicotine?

Patrick Aghanian:	This is an excellent question. I wish we had a long time for me to answer this question because I have lots of slides that I can show you. There are different types of consumers. There are consumers who use this product as a stopgap measure. They use it so that they don't have to come back, meaning they have already quit. But they don't want to restart. So they don't want to be a re-lapser. So they use it in that context. There are those who don't want to quit, but they want to reduce the number of cigarettes that they are smoking. So there are many different types of consumers who actually use this product. Its not just one or two. And that's what makes it so interesting and so attractive because each type of consumer has its own specific driver and need. On the average, when somebody, let's say, wants to quit, they consume the product from anywhere between six months to a year. Generally, what happens if its the first or second time that they're trying to quit or even the third time, they go into a relapse. They start smoking again.

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Then they are unhappy. They make a new commitment. They say, okay, I'm going to stop smoking. Then they start again and so forth and so forth. So it goes through this cycle of start, stop, repeat cycle. I want to just add a little bit of a humor. Hopefully, I know it's late for you, but just as a humor, Mark Twain, the American author, had a very interesting thing to say. He said, giving up smoking is the easiest thing in the world. I know, because I've done it thousands of times. So this is, I think, the best way to describe what the consumer actually goes through when they're trying to stop smoking and use these products.

Bino Pathiparampil:	Thank you. And finally, just one thing. If you could share some rough market share of the number one player and yourself in the overall Nicotine Replacement market, maybe a rough number indication, just to see how fragmented the market is.

Patrick Aghanian:	Yes. So first of all, this is a highly stratified market. Meaning, for example, we are number two. The difference between the number two brand and the number three brand is a factor of four times. Its a factor of 4x, 4x, I repeat again, 4x. So this is very, very important. It shows the strength of the brand. And roughly speaking, depending on the geography, I think we're about 25% market share across the different geographies. There's one more thing I wanted to say. Now skips my mind, but if it comes back, I'll come back to you.

Bino Pathiparampil:	Thank you very much.

Moderator:	Thank you. The next question is from the line of Shrikant Akolkar from Nuvama. Please go ahead.

Shrikant Akolkar:	Hi, good evening. Thanks for taking my question. I was wondering if it is possible for you to look at the manufacturing back to India, if there are some CDMOs offering such services?

Patrick Aghanian:	So, this business has current CMOs set up. The relationship with the current CMOs is longstanding. They stretch back, as I indicated, many years. In some cases, going back to the 1990s. We are looking forward to continue to work with these CMOs to first ensure a smooth transition and to look forward to building this business going forward. New products are very important and the development of these new products also depends to a large extent on these relationships. So we are looking forward to that as well.

Shrikant Akolkar:	Okay. And the product development part is done by Haleon or the CDMO partners?

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Patrick Aghanian:	Its done by the brand owner, together with the CMO. But the actual work is done at the CDMO. So if you will, the idea generation and this is coming from the brand owner. In this case, in the future, Dr. Reddy's. But the actual work is done, is outsourced to the CDMOs.

Shrikant Akolkar:	Understood, now a little larger question. So last few months, we have seen several initiatives such as Alvotech collaboration, Nestlé JV, and now this acquisition. We already have invested in the CDMO business. And then there are very important peptide, biosimilar R&D projects. So what are the key priorities going forward with so many moving parts in the business? And if you can also, towards the end of this question, if you can answer about the ROCE expectation over the next 4-5 years. Thank you.

Erez Israeli:	So, as we stated in the past, we have two types of businesses. And I'm talking now in the high level. One is the B2B business, which is primarily leveraged business. This is our also legacy business of generics and API, which will continue to invest and grow, primarily with productivity, with products, the launching across markets, and gaining global market share as part of it. And we added to it, the Horizon-2, which is to grow primarily by collaborations of NCEs, NBEs, CAR-T, Nutraceutical and OTC, and this kind of stuff as another growth driver.

The focus of those are India, emerging markets, as well as, of course, Europe and the rest of the activities. We are committed, by the way, to grow in India. We are committed to grow faster than the IPM. We are committed to be number five in India. Most of those investments in something with products that are better than the standard of care will be in India, as well as emerging markets, while OTC is more of a global play from the reason that we discussed. So this is helping us to establish what we call an anchor business globally.

In terms of guidance for the future, so the double digit, the 25% EBITDA, as a sweet spot in which we can both, give enough total shareholder return, as well as have enough to invest in business, is still relevant. Again, this is an average. It's not every quarter. It's not every activity. Sometimes, we are above it. Sometimes below it. Its the same for the ROCE. So also in the future, we are planning to be in the same range of double digit, 25% EBITDA on an average, 25% ROCE on an average. And this business will absolutely add to this component. And we have enough financial capacity to go for additional businesses. So this is not the end of it. We are actually just at the beginning of the journey. Is this okay?

Shrikant Akolkar:	Yeah, yeah. Thank you so much.

Moderator:	Thank you. The next question is from the line of Tarang Agrawal from Old Bridge. Please go ahead.

Tarang Agrawal:	Okay. Good evening and thank you for the opportunity and congratulations. A couple of questions. You spoke about investing more in the business in order to grow it further. What kind of investments are we talking about? Are we talking about, say, beefing up the product pipeline or more ad spends or probably entering into new markets? Would that largely be what you mean by more investment in the business?

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Erez Israeli:	Yes, yes.

Tarang Agrawal:	Okay.

Erez Israeli:	It's a combination of all the three.

Tarang Agrawal:	Okay. Second, you know, you also spoke about bridging on relationships with Haleon's customers. If you could elaborate a little more on this?

Erez Israeli:	Patrick?

Patrick Aghanian:	Yes. So this business is currently, as I said, sold through pharmacy chains and mass market retailers, depending on the geography. And it is a very important pillar for the success. And we are looking forward to continuing the business with those trade partners into the future. I already indicated the importance. I don't want to repeat again how important it is also for the retailers, this category.

Tarang Agrawal:	Okay. So probably use that as a platform to probably introduce other products, which we’ll have approvals for in those markets?

Patrick Aghanian:	Certainly, yes. When we have access and we are already at the table, let's say with this category, it already makes it easier to talk about other things.

Tarang Agrawal:	Okay. Thank you. All the best, guys.

Moderator:	Thank you. Our next follow-up question is from the line of Kunal Dhamesha from Macquarie. Please go ahead.

Kunal Dhamesha:	Thank you for the opportunity again. Just one on the broader revenue split for the acquired business between Europe, Emerging Markets and other developed countries, which you can split this GBP 217 million in these three categories?

Patrick Aghanian:	So, the business, about 60% of the business comes from Europe, in terms of turnover. Then you have significant pieces coming from Australia, Canada, Japan. And these countries combined, meaning the European countries plus Australia, Canada and Japan and New Zealand, then takes it to 80% of the total turnover, 80, let's say, 84%. And then you have other countries in the back, such as Brazil, KSA and others, Hong Kong, etc.

Kunal Dhamesha:	So this is really helpful. And then two more questions on the business. So you said that we have more products in the pipeline. Can you share whats the number of pipeline products? And is it more of a novel delivery system for the nicotine, is the way to think about it? Or there are, at least in Haleon's pipeline, whatever business we are calling? And second is, how has been the ASP increase in this brand or Nicotine Replacement Therapy category in the last three, four years?

Patrick Aghanian:	Sorry, I did not understand the last part of your question. Could you repeat again?

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Investor Call Transcript June 26, 2024

Kunal Dhamesha:	The average selling price increase in the category in the last three to four years?

Patrick Aghanian:	Oh, I see. Okay. So first of all, on the new launches, as we get closer to the launches, we will, of course, disclose them. You know, there is a competitive landscape here as well that we have to take into consideration. As far as the pricing is concerned, you know, pricing power in consumer healthcare is directly related to brand power. The more, the stronger your brand, the stronger your pricing power.

We already discussed earlier about the strength of the brand. So, you know, there is, that's an iron law of consumer healthcare. You have a good brand, then you are more secure. You have a weaker brand, then you are less secure.

Kunal Dhamesha:	Sure. Thank you and all the best.

Moderator:	Thank you. Ladies and gentlemen, as there are no further questions, I would now like to hand the conference over to Ms. Richa Periwal for closing comments.

Richa Periwal:	Thank you all for joining us for today's evening call. In case of any further queries, please get in touch with the Investor Relations team. Thank you once again on behalf of Dr. Reddy's Laboratories Limited. Over to you, Sagar.

Moderator:	Thank you. On behalf of Dr. Reddy's Laboratories Limited, that concludes this conference. Thank you for joining us. You may now disconnect your lines.

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